EXHIBIT 99(g)
                               HECHINGER COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (34 week period ended September 27, 1997 and
      years ended February 1, 1997, February 3, 1996 and January 28, 1995)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION. Hechinger Company, a Delaware corporation (together with its direct and indirect subsidiaries, the "Company") is a leading specialty retailer providing products and services for the care, repair, remodeling and maintenance of the home and garden. At September 27, 1997, the Company operated 271 stores under the Hechinger ("Hechinger"), Home Quarters Warehouse ("Home Quarters"), Builders Square ("Builders Square"), Wye River Hardware and Home ("Wye River"), and Better Spaces ("Better Spaces") names.
The 62 Hechinger stores are primarily located in the Mid-Atlantic region; the 45 Home Quarters stores are primarily located in the Southeastern, Northeastern and Midwestern parts of the United States. There are two Wye River stores located in the metropolitan Washington, D.C. market, and one Better Spaces store located in Albany, New York. The 161 recently acquired Builders Square stores are located primarily in the South, Southeastern, North and Midwestern parts of the United States (see note 3). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated. Certain amounts in the financial statements for the fiscal years ended February 1, 1997, February 3, 1996 and January 28, 1995 have been reclassified to conform to the presentation for the period ended September 27, 1997. The Company's business is seasonal and its annual results of operations depends to a significant extent on the results of operations during the spring and summer months.

FISCAL YEAR. In 1997, the Company changed its fiscal year end to the Saturday closest to September 30. Prior to this change, the Company's fiscal year ended on the Saturday closest to January 31. The fiscal period ended September 27, 1997 was 34 weeks ("1997") compared to the fiscal years ended February 1, 1997 ("1996") and January 28, 1995 ("1994") which were 52 weeks, and the fiscal year ended February 3, 1996 ("1995") which was 53 weeks.

MERCHANDISE INVENTORIES. Inventories of Hechinger, Home Quarters, Wye River and Better Spaces stores are stated at the lower of cost, last-in, first-out method ("LIFO"), or market. If inventories were valued under the first-in, first-out method ("FIFO") method, which approximates replacement cost, inventories would have been $25.6 million, $20.5 million, and $21.5 million higher than reported at September 27, 1997, February 1, 1997 and February 3, 1996, respectively. Distribution, buying and occupancy expenses are included in cost of sales.

Inventories of Builders Square stores are stated at lower of cost or market, with cost determined on the LIFO method using the retail inventory method and internal price indices to measure inflation. At September 27, 1997, inventories approximated the value that would have been reported under the FIFO method.

CHANGES IN ACCOUNTING PRINCIPLES. As further described under the caption, "Impairment of Long-Lived Assets," in 1995 the Company adopted Statement of Financial Accounting Standards No. 121.

In 1994, the Company changed its method of calculating LIFO inventories to provide for a better matching of costs and revenues, more closely conform the LIFO methods used to the method used for the majority of its inventories, provide for a LIFO adjustment more representative of the Company's actual inflation on its inventories and reduce the likelihood of LIFO layer liquidations during periods of overall growth in inventories. The change in method consisted of adopting consolidated cost-based inflation indices applied to inventories grouped into two pools on a consolidated basis. Prior to 1994, the Company calculated its LIFO inventories using a combination of retail and cost-based indices applied to inventories grouped into six pools. The underlying methods of computing FIFO inventory values have not changed, only the method of adjusting inventories for the impact of inflation. The cumulative effect of the change in method and the pro forma effects of the change on prior years' results of operations was not determinable. The effect of the change on results of operations for 1994 was to reduce the net loss by $6.2 million.

PROPERTY, FURNITURE AND EQUIPMENT. Property, furniture and equipment are stated at cost plus capitalized interest. Capitalized interest amounted to $0.0 million, $0.3 million, $2.4 million, and $3.6 million for 1997,

1996, 1995 and 1994, respectively. Depreciation is computed using the straight-line method over the estimated useful lives of various classes of assets. Capital leases are amortized on a straight-line basis over the terms of the respective leases.

CASH EQUIVALENTS. For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

DEFERRED RENT. Deferred rent represents the difference between amounts paid and amounts expensed for operating leases.

PRE-OPENING EXPENSES. Costs related to new store openings are expensed as incurred and are included in selling, general and administrative expenses. Pre-opening expenses amounted to $0.0 million, $1.9 million, $7.6 million, and $8.9 million for 1997, 1996, 1995 and 1994, respectively.

ADVERTISING EXPENSES. The Company expenses advertising costs as they are incurred. Advertising expenses net of cooperative advertising credits received from suppliers amounted to $22.1 million, $38.0 million, $39.7 million, and $40.2 million for 1997, 1996, 1995 and 1994, respectively.

INCOME TAXES. Following its acquisition on September 25, 1997 (see note 2), the results of the Company's operations are included in the consolidated federal income tax return of its ultimate parent, Centers Holdings, Inc. Income tax expense for the period subsequent to September 25, 1997 has been computed as if the Company filed its own tax return.

The Company computes income taxes in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, ("SFAS 109"). Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

NET LOSS PER COMMON SHARE. Net loss per common share information is not presented in the consolidated financial statements because the Company is currently closely held (see note 2) and because historical net loss per common share would not be indicative of the Company's continuing capital structure.

ASSETS HELD FOR SALE. Assets held for sale are recorded at the lower of cost or estimated net realizable value. Net realizable value is based on the estimated fair value (measured primarily based on letters of intent or the approximate appraised value) less estimated selling costs.

IMPAIRMENT OF LONG-LIVED ASSETS. The Company reviews its long-lived assets for impairment whenever circumstances indicate that the carrying amount of an asset may not be recoverable. To the extent that the future undiscounted net cash flows expected to be generated from an asset are less than the carrying amount of the asset, an impairment loss will be recognized based on the difference between the asset's carrying amount and its estimated fair market value.

INTANGIBLES. Cost in excess of net assets acquired relates principally to the purchase of Home Quarters. This cost is being amortized using the straight-line method over a period of 40 years. Accumulated amortization related to cost in excess of net assets acquired was $16.2 million, $15.1 million and $13.4 million as of September 27, 1997, February 1, 1997 and February 3, 1996, respectively.

Leasehold acquisition costs relate to the purchase of lease rights to certain stores. The costs for these leases are being amortized using the straight-line method over the terms of the related leases, ranging up to 30 years. Accumulated amortization related to leasehold acquisition costs was $13.7 million, $16.3 million and $14.0 million as of September 27, 1997, February 1, 1997 and February 3, 1997, respectively (see note 5).

The Company considers recoverability of intangible assets in connection with its review of impairment of long-lived assets.

USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2.  CHANGE IN OWNERSHIP OF THE COMPANY.

On September 25, 1997, Centers Holdings, Inc., a Delaware corporation, through a wholly-owned subsidiary (collectively "Centers Holdings"), acquired the Company through a merger transaction (the "Merger"). Pursuant to the Merger, each share of the issued and outstanding Class A and Class B shares of common stock of the Company immediately prior to the effective time of the Merger was converted into the right to receive $2.375 in cash, without interest. On September 25, 1997, all of the outstanding shares of the Company were canceled in exchange for the payment by Centers Holdings of approximately $100 million. Ten shares of common stock with a par value of $.01 per share were issued to Centers Holdings. As a result of the Merger, the Company became a wholly-owned subsidiary of Centers Holdings.

As a result of the Merger and change in control, the Company incurred expenses of approximately $29.1 million, consisting primarily of approximately $4.5 million of professional and advisory services related to the Merger transaction, and approximately $24.6 million of employee-related costs, as follows:

- Pursuant to certain retirement agreements, including a nonqualified supplemental retirement plan, the Company was required to fund trusts for certain key executives, resulting in expense of approximately $11.0 million.

- Under the terms of individual severance agreements, costs of approximately $13.6 million were incurred related to employees terminated pursuant to the Merger.

The majority of these costs were included in accrued liabilities as of September 27, 1997, and were subsequently paid by the Company.

On September 25, 1997, Centers Holdings also purchased BSQ Transferee Corporation ("BSQ"), a Delaware corporation, (which represented substantially all of the assets and liabilities of Builders Square, Inc.) (the "Initial Purchase"). BSQ was a wholly-owned subsidiary of Builders Square, Inc., which is in turn a wholly-owned subsidiary of Kmart Corporation, a Michigan corporation ("Kmart"). BSQ and the Company are affiliates as a result of these transactions.

3.  PURCHASE OF CERTAIN ASSETS OF BSQ.

On September 26, 1997, the Company purchased certain assets of BSQ (the "Purchase") for cash and the assumption of certain liabilities. The assets purchased, which consisted primarily of inventory, and the liabilities assumed were recorded at BSQ's carrying values, which are subject to certain
adjustments.   BSQ's preliminary carrying values are subject to adjustment based on certain changes in working capital and final determination of the fair value of the assets and liabilities acquired in the Initial Purchase. The principal assets of BSQ which were not acquired by the Company included assets held for resale, real property, buildings and fixtures.

Also on September 26, 1997, as part of the Purchase, BSQ and the Company entered into subleases which cover substantially all of BSQ's leased operating facilities, and a lease which covers certain operating facilities which are owned by BSQ (see note 12).

The preliminary purchase price of the net assets acquired from BSQ of approximately $242.9 million, which is subject to certain adjustments as described above, has been allocated as follows (in millions):

Inventory                                                                             $ 587.6
Other assets, including cash of approximately $10.7                                      35.8
Liabilities assumed                                                                    (380.5)
                                                                                      -------
                                                                                      $ 242.9
                                                                                      =======

Shown below is the Company's unaudited pro forma consolidated results of operations for the periods ended September 27, 1997 and February 1, 1997, as though the Purchase had occurred as of February 4, 1996 (in millions):

                                                      34 Weeks Ended           Year Ended
(in millions)                                         Sept. 27, 1997         Feb. 1, 1997
-----------------------------------------------------------------------------------------
Total Revenues                                              $2,912.4            $4,607.9
Net Loss                                                     ($207.2)             ($60.7)

This method of combining historical financial statements for the preparation of unaudited pro forma condensed consolidated financial information is for presentation only. Actual statements of operations of the Company will reflect the operating results from the purchase date with no retroactive adjustments. Operating results related to the assets acquired from BSQ were not significant for the two days ended September 27, 1997. The unaudited pro forma condensed consolidated financial information is provided for illustrative purposes only and is not necessarily indicative of the consolidated results of operations that would have been reported had the Purchase occurred on February 4, 1996, nor does it represent a forecast of the consolidated results of operations for any future period.

Pursuant to the terms of the Purchase, 10 stores are subleased under a master month-to-month rental agreement. In addition, the Company can put 15 of the acquired stores and any remaining related lease obligations back to BSQ (collectively with the month-to-month stores, the "put stores"), at any time prior to July 17, 1998. Pursuant to the terms of the Initial Purchase, BSQ can put 25 of the acquired leased stores and the remaining related lease obligations back to Kmart, in the same time frame. BSQ is responsible for closing these stores and liquidating the related inventory, and delivering a "broom clean" store back to Kmart. Shortly after the Initial Purchase, BSQ began the process of putting 10 stores back to Kmart, and accordingly recorded a liability for costs related to the closing of the stores. The assets acquired and liabilities assumed from BSQ pursuant to the Purchase included amounts related to the put stores. Accordingly, included in accrued costs for store closings in the accompanying balance sheet as of September 27, 1997 is approximately $10.2 million related to the initial 10 put stores.

At the date of the Purchase, the Company also began the process of identifying the remaining 15 put stores, as well as certain other overlap stores which may be closed. With respect to the additional 15 put stores, as part of the Purchase, BSQ and the Company agreed that once a decision is reached regarding which stores will be put, BSQ will purchase the inventory in those stores from Hechinger at book value, and BSQ will be responsible for liquidating the inventory and closing these stores. With respect to overlap stores which may be closed, the Company expects to finalize its store closing plan within one year from the Merger date. Any loss on liquidating inventory at these overlap stores will be expensed as incurred.

The Company is in the process of eliminating duplicate overhead functions related to BSQ's operations. Accordingly, the Company will incur duplicative overhead expenses during the integration period, including costs associated with integrating information technology systems. The Company expects these costs to approximate $22 million in fiscal 1998.

4.  STORE CLOSING AND RESTRUCTURING RESERVE.

In July 1997, the Company entered into an agreement to sell seven Home Quarters Warehouse stores in the Michigan market. As a result, as of August 2, 1997, the Company recorded a charge of $31.8 million related to the decision to close and sell these stores (the "Detroit Store Closing Charge"). The main components of this charge were:

- Estimated write-down to net realizable value of real estate (approximately $13.6 million), and furniture, fixtures, equipment and other assets (approximately $14.3 million) to be disposed of.

- Estimated cash expenditures for operating costs for the stores during the inventory liquidation period and for employee termination costs of approximately $3.9 million.

As of September 27, 1997, assets held for sale included approximately $50.0 million related to these stores, and approximately $3.0 million of accrued liabilities remained. The Company consummated the sale of these stores in November 1997.

In 1995, the Company recorded a charge of $25 million (the "HQ Merger Charge") related primarily to the Company's decision to combine its Hechinger and Home Quarters operations under one management team (the "HQ Merger"). The main components of this charge were:

-   Employee termination costs of approximately $13.6 million;

- Approximately $7.7 million for costs primarily related to terminating the Company's defined benefit pension plan as of December 31, 1995 to conform the retirement plans of Hechinger and Home Quarters and costs related to eliminating various computer systems; and

- Estimated write-down to net realizable value of equipment and other assets to be disposed of approximately $3.7 million.

As of February 1, 1997, all components of the HQ Merger Charge had been completed except for employee termination costs which were estimated at $2.4
million.   As of September 27, 1997, this liability had been substantially discharged.

In 1994, the Company recorded a charge of $61.9 million primarily related to the Company's decision to close 22 stores in certain markets (the "Store Closing Charge"). The main components of this charge were costs related to the write-down of inventories and furniture, fixtures, equipment and other assets to be disposed of, carrying costs of the closed stores and employee termination costs. Disposition of the closed stores is accomplished by subleasing or assigning the property to a new occupant or reverting possession back to the landlord. The Company previously expected that it would dispose of or sublease the remaining stores by January 1999. As a result of certain decisions made by management of the Company related to the future disposition of these properties, in 1997 the Company revised its estimate and recorded an additional charge of $42.7 million for the estimated continuing carrying costs for these stores, consisting primarily of rents and other related costs (together with the Store Closing Charge, the "Store Closing Charges"). The Company believes that the accrual of $47.7 million as of September 27, 1997 is adequate to cover future liabilities related to the carrying costs of the closed stores.

The Detroit Store Closing Charge, the HQ Merger Charge and Store Closing Charges are based on certain estimates and as a result, the actual amounts could vary from these estimates.

5. IMPAIRMENT OF LONG-LIVED ASSETS.

Management reviews long-lived assets and certain intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount, including associated intangible assets, of such operation. If the operation is determined to be unable to recover the carrying amount of its assets, then intangible assets are written down first, followed by the other long-lived assets of the operation, to fair value. Fair value is determined based on discounted cash flows or appraised values, depending upon the nature of the assets.

In 1997, management of the Company made decisions to close and dispose of certain properties, including a distribution facility. As a result, the Company recorded an impairment loss of approximately $29.3 million which reflects the difference between the carrying value of the properties and the estimated sales value, net of estimated costs to sell. The Company is actively pursuing the disposal of these properties. This amount also includes approximately $9.0 million related to the write-off of the unamortized portion of leasehold acquisition costs of certain closed stores, which management believes is not recoverable.

In 1995, the Company recorded aggregate impairment losses of approximately $30 million. As a result of the Company's decision to slow down its expansion plans and not to pursue development of a number of real estate properties which had been acquired for future store expansion, the Company decided to dispose of these properties, and recorded an impairment loss related to these properties of approximately $15 million. This non-cash charge reflected the difference between the carrying value of the properties and the estimated sales value, net of estimated costs to sell. The Company is actively pursuing the disposal of these properties. Also in 1995, the Company reviewed its property, furniture, fixtures and equipment and evaluated how these assets would continue to be used in its operations. Based on this evaluation, the Company recorded an impairment loss related to certain property, furniture, fixtures and equipment of approximately $15 million.

6. PROPERTY, FURNITURE AND EQUIPMENT.

The Company's investments in property, furniture and equipment consist of the following:

(in thousands)                                Sept. 27, 1997        Feb. 1, 1997    Feb. 3, 1996
-------------------------------------------------------------------------------------------------
Land                                               $  49,030           $  99,091       $  99,982
Buildings                                            125,773             197,151         191,338
Leasehold improvements                               121,471             120,944         115,937
Furniture, fixtures and equipment                    233,691             245,061         232,776
Capital leases                                        24,762              24,762          24,875
Construction-in-progress                                  --                  --          11,719
                                                   ---------           ---------       ---------
                                                     554,727             687,009         676,627
Less accumulated depreciation and
   amortization                                     (229,090)           (225,257)       (179,050)
                                                   ---------           ---------       ---------
                                                   $ 325,637           $ 461,752       $ 497,577
                                                   =========           =========       =========

Accumulated amortization on capital leases was $17.3 million, $16.1 million and $14.2 million as of September 27, 1997, February 1, 1997 and February 3, 1996, respectively.

7. ACCOUNTS PAYABLE AND ACCRUED EXPENSES.

Accounts payable and accrued expenses consist of the following:

(in thousands)                                 Sept. 27, 1997        Feb. 1, 1997       Feb. 3, 1996
----------------------------------------------------------------------------------------------------
Accounts payable                                     $376,206            $111,851           $176,643
Accrued expenses and other                            111,161              64,285             74,774
Accrued compensation and benefits                      75,620              31,332             26,604
                                                     --------            --------           --------
                                                     $562,987            $207,468           $278,021
                                                     ========            ========           ========

8. REVOLVING CREDIT AGREEMENT.

On September 26, 1997, Centers Holding, BSQ, and the Company entered into a new senior secured revolving credit facility, which permits borrowings of up to $600 million (the "Credit Agreement"). The Credit Agreement replaced a $200 million revolving credit facility and all letter of credit facilities outstanding. This facility is guaranteed by the Company, collateralized by merchandise inventories and expires in September 2002. The amount available under the facility fluctuates based on the Company's "Eligible Inventory" balance (as defined in the agreement). The borrowings under the Credit Agreement bear interest at a rate which fluctuates based on (i) the greatest of
(a) Prime Rate, (b) the Base CD Rate (as defined) plus 1.0%, or (c) the Federal Funds rate plus 0.5%, plus an additional 0.0% to 0.5% based on the Interest Coverage Ratio (as defined) or (ii) LIBOR plus an additional 1.5% to 2.0% based on the Interest Coverage Ratio (as defined), in accordance with the Credit Agreement. The interest rate on the borrowing was 9.0% at September 27, 1997.

The Credit Agreement contains certain covenants which restrict the Company's ability to, among other things, enter into additional indebtedness, make acquisitions or sales of certain assets and declare and pay cash dividends. In addition, the Credit Agreement limits the annual amount of capital expenditures of the Company and, beginning with the period ending June 1998, requires the Company to maintain minimum quarterly EBITDA (as defined) at increasing levels.

As of September 27, 1997, the Company had outstanding borrowings of $244.0 million under the Credit Agreement, and had issued and outstanding letters of credit of $70.6 million under this facility. The available borrowing as of September 27, 1997 was approximately $285.4 million.

9. LONG-TERM DEBT.

Long-term debt consists of the following:

(in thousands)                                Sept. 27, 1997        Feb. 1, 1997       Feb. 3, 1996
-----------------------------------------------------------------------------------------------------
6.95% Senior Notes, due 2003                        $100,000            $100,000           $100,000
9.45% Senior Debentures, due 2012                    100,000             100,000            100,000
5 1/2% Convertible Subordinated Debentures           123,050             123,050            123,050
Mortgage loans                                        42,929              43,206             43,637
Other long-term debt                                  15,618              15,953             18,252
                                                    --------            --------           --------
                                                     381,597             382,209            384,939
Less current portion                                 (28,637)             (1,341)            (1,230)
                                                    --------            --------           --------
                                                    $352,960            $380,868           $383,709
                                                    ========            ========           ========

Under the terms of the 6.95% Senior Notes and 9.45% Senior Debentures, the Company is restricted, in certain circumstances, from pledging certain Company assets and entering into sale and leaseback transactions. Prior to the Merger (see note 2), the 5 1/2% Convertible Subordinated Debentures were convertible into Class A common stock of the Company by the holders at any time at a conversion price of $27.84 per share, subject to adjustments in certain events. As a result of the Merger, these Debentures are thereafter entitled to convert into cash of $2.375 per share, which represents the asset they would have received had they converted just prior to the Merger. Accordingly, the portion of the outstanding balance of the Debentures represented by this conversion price, approximating $10.7 million, has been included in the current portion of long-term debt as of September 27, 1997. The Convertible Subordinated Debentures are redeemable by the Company at any time. Mandatory sinking fund payments of $6.6 million or 5% of the $132 million aggregate principal amount of Convertible Subordinated Debentures issued, are to be made annually commencing April 1, 1998 to and including April 1, 2011. Convertible Subordinated Debentures purchased by the Company in prior years are sufficient to fulfill the mandatory sinking fund payment scheduled for April 1, 1998 and partially fulfill the scheduled payment for April 1, 1999.

The mortgage loans bear interest rates, on average, of approximately 10% and are due in varying monthly and semi-annual installments of principal and interest through 2016. These mortgages are collateralized by properties with a total net book value of $28.6 million.

Other long-term debt consists primarily of a sale and leaseback transaction that has been recorded as a financing transaction rather than as a sale. Other long-term debt bears interest rates ranging between 4.57% and 11.38%, is due in varying principal and interest installments through 2018 and is collateralized by properties with a total net book value of $11.3 million.

Aggregate principal maturities of all long-term debt are as follows:

Fiscal year                          (in thousands)
---------------------------------------------------
1998                                       $ 28,637
1999                                          5,812
2000                                          8,345
2001                                          8,638
2002                                          9,077
Thereafter                                  321,088
                                           --------
                                           $381,597
                                           ========

10. ESTIMATED FAIR VALUES OF FINANCIAL INSTRUMENTS.

The following methods and assumptions were used by the Company in estimating the fair values of the financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximated its fair value.

Long-term debt: The estimated fair values of the Company's long-term debt that is traded publicly are based on quoted and third party estimates of market prices. The estimated fair values of the privately held debt are calculated using a discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

The carrying amounts and estimated fair values of the Company's financial instruments are as follows:

                                             September 27, 1997            February 1, 1997              February 3, 1996
                                         ----------------------    -------------------------     -------------------------
                                         Carrying     Estimated      Carrying     Estimated         Carrying     Estimated
 (in thousands)                            Values   Fair Values        Values   Fair Values           Values   Fair Values
 -------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                $ 87,215      $ 87,215      $ 36,727      $ 36,727          $ 35,785     $ 35,785
Long-term debt:
  Publicly traded debt                   $312,386      $196,017      $323,050      $164,452          $323,050     $197,141
  Privately held debt                      40,574        34,359        57,818        35,984            60,659       42,863
                                         --------      --------      --------      --------          --------     --------
Total long-term debt                     $352,960      $230,376      $380,868      $200,436          $383,709     $240,004
                                         ========      ========      ========      ========          ========     ========

11. INCOME TAXES.

The income tax expense/(benefits) are summarized as follows:

(in thousands)
Period ended              Sept. 27, 1997       Feb. 1, 1997          Feb. 3, 1996       Jan. 28, 1995
-----------------------------------------------------------------------------------------------------
Current                           $1,267            $(5,444)             $(13,249)           $ 18,540
Deferred                               -              5,444                10,249             (24,085)
                                  ------            -------              --------            --------
                                  $1,267            $     -              $ (3,000)           $ (5,545)
                                  ======            =======              ========            ========

Significant components of the Company's deferred tax liabilities and assets are as follows:

(in thousands)                               Sept. 27, 1997          Feb. 1, 1997       Feb. 3, 1996
----------------------------------------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation and amortization                    $      -             $      -            $ 4,103
  Inventories                                           361                9,816             12,078
  Capitalized leases                                  2,598                    -                  -
  Corporate-owned life insurance                      3,150                    -                  -
  Other                                                 368                3,342              2,575
                                                   --------             --------            -------
      Total deferred tax liabilities                  6,477               13,158             18,756
                                                   --------             --------            -------

Deferred tax assets:
  Accrued costs for store closings                   21,986                    -                  -
  Other accrued expenses                             20,190               10,168             23,363
  Depreciation and amortization                       6,866                2,742                  -
  Alternative minimum tax and other
    tax credit carryforwards                          3,633               11,292             15,419
  Accrued compensation and benefits                   5,342                8,230              5,515
  Capital lease obligations                          26,888                    -                  -
  Net operating loss carryforward                    28,612               18,303              7,086
  Other                                               7,390                5,230              4,310
                                                   --------             --------            -------
  Total gross deferred tax assets                   120,907               55,965             55,693
  Valuation allowance                               110,797               39,174             27,860
                                                   --------             --------            -------
                                                     10,110               16,791             27,833
                                                   --------             --------            -------

Net deferred tax assets                            $  3,633             $  3,633            $ 9,077
                                                   ========             ========            =======

The valuation allowance for deferred taxes as of September 27, 1997 was $110.8 million. The net change in the total valuation allowance for the periods ended September 27, 1997, February 1, 1997, and February 3, 1996 were increases of $71.6 million, $11.3 million and $27.8 million, respectively.

As described in note 2 of the consolidated financial statements, on September 25, 1997, Centers Holdings acquired the Company. This transaction constituted an ownership change as defined under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"). This ownership change subjects the Company to a $5.5 million annual limitation in future years in the use of certain items reflected as deferred tax assets above, including net operating loss carryforwards and certain other tax attributes which were available on the date of the ownership change. As a result, due to uncertainties regarding the realization in future periods of the deferred tax assets, the Company has provided a valuation allowance on substantially all of its gross deferred tax assets.

As of September 27, 1997, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $81 million (net of approximately $44 million which will not be utilized by the Company pursuant to the Section 382 limitation), substantially all of which is subject to the $5.5 million annual limitation resulting from the ownership change. The Company's net operating loss carryforwards expire between 2009 and 2012. The Company's alternative minimum tax credit carryforward of $3.6 million is available indefinitely as it does not expire.

Reconciliations of the Federal statutory rate to the Company's effective tax rate are summarized as follows:

Period ended              Sept. 27, 1997       Feb. 1, 1997          Feb. 3, 1996       Jan. 28, 1995
-----------------------------------------------------------------------------------------------------
Statutory rate                     (35.0)%            (35.0)%               (35.0)%             (35.0)%
Change in valuation allowance       31.9               39.5                  34.6                 0.0
Federal tax credits                  0.0               (7.2)                  0.0                (5.3)
Federal tax-exempt
   investment income                 0.0                0.0                  (1.0)               (4.7)
Merger related costs                 3.3                0.0                   0.0                 0.0
Amortization of goodwill             0.3                3.3                   0.7                 4.9
State taxes                          0.4                0.0                   0.0                 0.0
Other                               (0.3)              (0.6)                 (3.0)                4.2
                                  ------             ------                ------              ------
                                     0.6%               0.0%                 (3.7)%             (35.9)%
                                  ======             ======                ======               ======

12. LEASE COMMITMENTS.

On September 26, 1997, the Company entered into a sublease with BSQ which covers substantially all of BSQ's leased operating facilities, has a six-year term with two five-year option periods, and has rental payments which are consistent with the subleases between BSQ and Kmart, and BSQ and other landlords. However, with respect to the properties covered by BSQ's subleases with Kmart, BSQ's ability to exercise renewal options available in Kmart's leases with third parties is subject to various conditions. As a result, the Company's ability to exercise renewal options under its sublease with BSQ with respect to such properties is similarly conditioned. On September 26, 1997, the Company also entered into a lease with BSQ for certain operating facilities owned by BSQ as well as a master month-to-month rental agreement for 10 stores. The term of the lease is six years with two five-year option periods. Under the terms of the lease, sublease and master rental agreement with BSQ, the Company has the ability to terminate the lease as to 25 of the stores. In addition, the Company may elect to exclude from renewal a total of 40 additional stores from the lease or sublease with BSQ. The Company has guaranteed the payments and performance under BSQ's subleases with Kmart. Pursuant to these transactions, the Company's lease classification is consistent with that of BSQ, and accordingly, BSQ's capital lease obligations of approximately $67 million were recorded by the Company.

Certain leases require excess rentals based on a percentage of sales, certain increments in real estate taxes and rent increases as determined by formulas set forth in the leases. In addition, the Company pays all other ownership and operating costs related to the leased properties. Excluding the leases with BSQ described above, most of the leases provide for renewals for various periods up to 30 years.

In August 1994, the Company sold 13 stores for $99.3 million, net of expenses, and concurrently leased the properties back for an initial term of 25 years. The lease is renewable at the Company's option for nine additional terms of five years each. The Company recorded the transaction as an operating lease.

Under the terms of a sale and leaseback transaction completed in 1990, the Company is restricted from taking certain actions that would result in its net worth, less goodwill, falling below $175 million. Under the terms of certain sale and leaseback transactions completed in 1992, the Company is required to maintain a minimum net worth of $200 million. Under the 1992 transactions, in the event this minimum net worth is not maintained, the Company could be required to repurchase properties aggregating approximately $42 million.

At September 27, 1997, the minimum fixed rental commitments related to all noncancelable leases together with the present value of the net minimum lease payments for capital leases were as follows:

Operating Leases                                              Total         Affiliate    Non-Affiliate
(in thousands)                                                                  (BSQ)
-------------------------------------------------------------------------------------------------------
Fiscal year
1998                                                     $  184,512        $  109,895       $   74,617
1999                                                        184,227           109,027           75,200
2000                                                        183,838           108,774           75,064
2001                                                        182,122           107,846           74,276
2002                                                        173,792           100,147           73,645
Thereafter                                                2,302,540         1,476,289          826,251
                                                         ----------        ----------       ----------
Total minimum lease payments                              3,211,031         2,011,978        1,199,053
Minimum sublease rentals due to the Company                (136,734)                -         (136,734)
                                                         ----------        ----------       ----------
Total minimum lease payments, net                        $3,074,297        $2,011,978       $1,062,319
                                                         ==========        ==========       ==========

Capital Leases                                                 Total        Affiliate    Non-Affiliate
(in thousands)                                                                (BSQ)
------------------------------------------------------------------------------------------------------
Fiscal year
1998                                                      $  12,349        $   9,021        $  3,328
1999                                                         11,877            9,021           2,856
2000                                                         11,690            9,020           2,670
2001                                                         11,420            9,021           2,399
2002                                                         11,427            9,020           2,407
Thereafter                                                  133,670          123,550          10,120
                                                          ---------        ---------        --------
Total minimum lease payments                                192,433          168,653          23,780
Less executory costs and imputed interest                  (111,450)        (101,278)        (10,172)
                                                          ---------        ---------        --------
Present value of net minimum
  lease payments (including
  current portion of $3,745)                              $  80,983        $  67,375        $ 13,608
                                                          =========        =========        ========

Capital lease obligations bear imputed interest at rates ranging from 6.0% to 14.0%. Amortization of assets recorded under capital lease obligations is included in depreciation and amortization expense.

Net rent expense charged to operations was as follows:

(in thousands)
Period ended                         Sept. 27, 1997     Feb. 1, 1997      Feb. 3, 1996      Jan. 28, 1995
---------------------------------------------------------------------------------------------------------

Minimum operating lease rentals           $ 46,485         $ 70,535           $ 66,174           $ 62,794
Excess rentals                                 621            1,534              1,914              1,943
                                          --------         --------           --------           --------
                                            47,106           72,069             68,088             64,737
Less sublease income                       (14,416)         (20,552)           (16,623)           (13,192)
                                          --------         --------           --------           --------
Net rent expense                          $ 32,690         $ 51,517           $ 51,465           $ 51,545
                                          ========         ========           ========           ========

The net rent expense charged to operations does not include approximately $3.3 million, $6.1 million, $5.7 million and $0.6 million charged to the store closing reserve for 1997, 1996, 1995 and 1994, respectively (see note 4).

13. CONTINGENCIES.

 On July 23, 1997, a purported class action complaint was filed in the Delaware Chancery Court on behalf of all holders of the Company's common stock against the Company and the former Company directors. The plaintiff has alleged that the former officers and directors of the Company breached their fiduciary duties to the holders of the common stock by, among other things, failing to take all reasonable steps to assure the maximization of stockholder value including the implementation of a bidding mechanism to foster a fair auction of the Company and by entering into an agreement with Centers Holdings under which the consideration offered by Centers Holdings to holders of the common stock was "unfair and grossly inadequate." The Company believes that the plaintiff's claims are without merit and intends to defend such action vigorously.

The Company and its subsidiaries are also parties to legal proceedings and claims arising in the ordinary course of business. Although the outcome of such proceedings and claims cannot be determined with certainty, based upon evaluation by legal counsel, management believes that the outcome of such proceedings and claims will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

14. STOCKHOLDERS' EQUITY.

Prior to the Merger, the Company had two classes of common stock, designated as Class A and Class B. On September 25, 1997, in exchange for the payment by Centers Holdings of approximately $100 million, all of the issued and outstanding Class A and Class B shares of the Company were canceled. Ten shares of common stock with a par value of $.01 per share were issued to the Company's parent.

Class A and Class B common and treasury shares outstanding and related changes were as follows:

                                                         Issued                                            Treasury
                                  -------------------------------------------------           --------------------------------
                                         Common
                                    Stock, $.01 par        Class A          Class B              Class A               Class B
------------------------------------------------------------------------------------------------------------------------------
Balance, Jan. 29, 1994                     -            28,812,090       13,312,356             (92,769)             (14,497)
Performance shares awarded                 -                45,157               -                    -                    -
Exercise of stock options                  -               145,741               -                92,670                   -
Conversions from Class B to Class A        -             1,793,627      (1,793,627)                   -                    -
Conversion of 5-1/2% Convertible
   Subordinated Debentures                 -                   897               -                    -                    -
Purchase of treasury                       -                    -                -              (17,114)                   -
                                     --------          -----------       ----------             --------             -------

Balance, Jan. 28, 1995                     -            30,797,512       11,518,729             (17,213)            (14,497)
Exercise of stock options                  -                 8,269               -                 5,279                  -
Conversions from Class B to Class A        -                86,800         (86,800)                   -                   -
Purchase of treasury                       -                    -                -              (27,391)                  -
                                     --------          -----------       ----------              -------            -------

Balance, Feb. 3, 1996                      -            30,892,581       11,431,929             (39,325)            (14,497)
Conversions from Class B to Class A        -             1,715,558      (1,715,558)                   -                   -
Purchase of treasury                       -                    -                -              (57,940)                  -
                                     --------          -----------       ----------              -------              -------

Balance, Feb. 1, 1997                      -            32,608,139        9,716,371             (97,265)            (14,497)
Conversions from Class B to Class A        -               243,500        (243,500)                   -                    -
Purchase of treasury                       -                    -                -                    -                    -
Cancellation of shares outstanding
 and treasury stock                        -          (32,851,639)      (9,472,871)               97,265              14,497
Issuance of Common Stock, par $.01        10                    -                -                    -                    -
                                     --------          -----------       ----------              -------              -------
Balance, Sept. 27, 1997                   10                    -                -                    -                    -
                                     ========          ===========       ==========              =======              =======

Following the Merger, the Company's parent made cash payments of $112.9 million to the Company. This amount consists of an $89.1 million capital contribution to the Company, and a $23.8 million non-interest-bearing advance which is included in due to parent in the accompanying consolidated balance sheet as of September 27, 1997. In addition, the Company's parent paid approximately $18.9 million of financing costs on behalf of the Company, which were recorded as deferred financing costs and contributed capital as of September 27, 1997.

15. EMPLOYEE BENEFIT PLANS AND RETIREMENT AGREEMENTS.

Defined Benefit Plans.
As of December 31, 1995, the Company terminated its defined benefit pension plan. In 1996, the Company completed distribution of the plan assets to all qualified participants. The cost of the pension curtailment and benefit settlement was accrued as a component of the 1995 HQ Merger Charge (see note
4).

Profit Sharing and 401(k) Plan.
As of September 27, 1997, the Company maintained a 401(k) plan and a profit sharing plan for all Hechinger and Home Quarters (the "Hechinger Plan") qualified employees. The 401(k) plan allowed for employee contributions of up to 16% of the employee's salary and a matching contribution of 50% from the Company on employee pretax contributions of up to 6%. The profit sharing plan allowed for discretionary annual contributions as determined by the Board of Directors. Subsequent to the year-end, the

Hechinger Plan was replaced with a new 401(k) plan, in which eligible Builders Square associates could participate. The new 401(k) plan is substantially similar to the Hechinger Plan.

In addition to the above, the Company maintains certain other employee benefit plans such as unfunded post retirement benefit plans, none of which have a material impact on the Company's results of operations. Total expenses related to all of the above plans amounted to $2.2 million, $4.0 million, $3.8 million and $6.3 million, for 1997, 1996, 1995 and 1994, respectively. In addition, as a result of the Merger and change in control, the Company was required to fund trusts for certain key executives, including a nonqualified supplemental retirement plan, resulting in expense of approximately $11 million in 1997 (see note 2).

17. STOCK COMPENSATION PLANS.

1991 Incentive Plan.
In 1991, stockholders approved the Hechinger Company 1991 Stock Incentive Plan (the "Incentive Plan"). The Incentive Plan authorized the issuance of Class A common stock as incentive and nonqualified stock options, and as restricted stock to eligible employees of the Company. In 1995, stockholders approved an amendment to the Incentive Plan authorizing an increase in the number of shares of the Company's stock authorized for issuance upon exercise of options.

Incentive stock options granted were at the fair market value on the date of the grant. Nonqualified stock options were granted at a price not less than 40% of the fair market value at the date of the grant. Generally, options granted under the plan were exercisable beginning two years after the date of the grant and over the succeeding eight years, after which time they expired. During the period ended September 27, 1997 and each of the last two fiscal years ended February 1, 1997, nonqualified options were granted. As a result of the Merger, each holder of options issued that had exercise prices of less than $2.375 per share ("In the Money Options") received payment in an amount equal to the difference between (i) the product of (A) $2.375 and (B) the aggregate number of shares of common stock issuable upon exercise of all In the Money Options held by such holder and (ii) the aggregate exercise price payable upon such exercise. No payments were made with respect to any option having a per share exercise price equal to or greater than $2.375 and such options were terminated prior to the closing of the Merger. The aggregate cash payments made by the Company approximated $0.5 million.

A summary of shares issuable under stock options outstanding is as follows:

                         September 27, 1997            February 1, 1997              February 3, 1996
                        -------------------        --------------------      ------------------------
                                   Weighted                    Weighted                     Weighted
                                    Average                     Average                      Average
                                   Exercise                    Exercise                     Exercise
(shares in thousands)     Shares      Price           Shares      Price        Shares          Price
----------------------------------------------------------------------------------------------------
Beginning balance         5,049       $8.83          4,618      $ 10.01        3,314         $12.30
Granted                     771        1.81            779         3.88        1,948           7.00
Canceled                 (5,820)       7.90           (348)       13.41         (635)         12.75
Exercised                     0        0.00              0         0.00           (9)          8.86
                         ------       -----        -------      -------       ------         ------
Ending balance                0       $0.00          5,049       $ 8.83        4,618         $10.01
                         ======       =====        =======       ======       ======         ======

Weighted average fair value of
  options granted during the period   $0.57                      $ 1.97                      $ 2.73
                                      =====                      ======                      ======

In 1995, the Company awarded rights to earn 260,000 shares of Class A common stock to certain key executives of the Company if certain performance goals were met. Under the terms of the award, once the rights were earned, the stock would vest over a two year period. As a result of the Merger, these options became fully vested and the Company paid the executives approximately $0.6 million for the options.

Total charges to earnings for these plans amounted to $0.7 million, $0.5 million, $0.8 million and $1.0 million for 1997, 1996, 1995 and 1994, respectively.

Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting and Disclosure of Stock-Based Compensation" was issued in 1995. The statement relates to the measurement of compensation of stock options issued to employees and requires either the expense recognition based on the fair value method or the continued application of APB 25, "Accounting for Stock Issued to Employees" and disclosure of pro forma net income/loss as if the recognition and measurement provisions of SFAS 123 had been adopted.

The Company accounts for its stock compensation arrangements under the provisions of APB 25. The pro forma information regarding net loss has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions, and for 1997 considering the Merger transaction:

Period Ended                                   Sept. 27, 1997      Feb. 1, 1997      Feb. 3, 1996
-------------------------------------------------------------------------------------------------
Risk-free interest rates                                 6.1%              6.1%              6.4%
Dividend yields                                          0.0%              0.0%              2.7%
Volatility factors of the expected market
   price of common stock                                  .50              .50                .43
Expected life of the option in years                        5                5                 5

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. In management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period of two years. The Company's pro forma information is as follows:

Period Ended                             Sept. 27, 1997       Feb. 1, 1997       Feb. 3, 1996
---------------------------------------------------------------------------------------------
Pro forma net loss (in millions)               $(206.8)            $(27.1)            $(78.9)

18. UNAUDITED COMPARATIVE TRANSITION PERIOD RESULTS.

The following table sets forth summarized unaudited comparative transition period results:

                                 34 Weeks Ended
                         -------------------------------
                         Sept. 27, 1997    Sept. 26, 1996
(in millions)                                 (unaudited)
---------------------------------------------------------
Net sales                   $1,360.9          $1,562.4
Gross margin                   233.6             312.7
Income tax expense               1.3               0.0
Net earnings/(loss)           (206.0)             (2.8)